NEWS RELEASE	ELD No. 11-19
TSX: ELD NYSE:EGO ASX: EAU	November 3, 2011

2011 Third Quarter Financial and Operating Results

Record Gold Production, Record Earnings

Earnings per share $0.19; Cash Flow per share $0.29

(all figures in United States dollars unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”)  is pleased to report on the Company's financial and operational results for the third quarter ended September 30, 2011.  Eldorado reported net income attributable to shareholders of the Company of $102.5 million for the period, generated $159.7 million in cash from operating activities before changes in non-cash working capital and paid down $29.7 million against outstanding debt acquired with the 2009 Sino Gold Mining Ltd. acquisition.

“During the third quarter, Eldorado produced 179,195 ounces of gold, a new quarterly record, at average cash operating costs of $397 per ounce. The performance of our mines during the third quarter reflects the success the Company has achieved in increasing the productive capacities and efficiencies of our mines through targeted capital investments and well managed mining practices.” said Paul Wright, President and CEO of Eldorado Gold.

Q3 2011 Highlights

  Record gold production of 179,195 ounces at an average cash operating cost of $397 per ounce.

  Net income attributable to shareholders of the Company of $102.5 million or $0.19 per share compared to $69.6 million or $0.13 per share for the same quarter in 2010.

  60% increase in gold revenues over the same quarter in 2010, reflecting higher gold sales prices and volumes.

  105% increase in earnings from gold mining operations before taxes over the same quarter in 2010.

  57% increase in cash from operating activities before changes in non-cash working capital over the same quarter in 2010. In addition, the Company paid $29.7 million against its outstanding debt.

  Payment of a Cdn$0.06 dividend per share to shareholders of the Company.

  Announcement of the Company’s intention to expand Kisladag’s average production rate from 275,000 ounces per year to 475,000 ounces per year.

  Commissioning of Efemcukuru began with approximately 14,400 contained ounces of gold in concentrate shipped to Kisladag for storage pending completion of the Concentrate Treatment Plant.

Outlook

The 2011 gold production operating guidance has been revised to 650,000 ounces at an average cash cost of $400 per ounce.

Financial Results

Eldorado’s consolidated net income attributable to shareholders of the Company for the quarter was $102.5 million or $0.19 per share, compared with $69.6 million or $0.13 per share in the same quarter of 2010, a 47% increase in net income attributable to shareholders of the Company. Revenues from gold mining operations for the quarter increased $114.9 million, or 60%, from a year ago due to 38% higher selling prices as well as 16% higher sales volumes. The increase in sales volumes was mainly due to increased production at Kisladag as a result of an increase in tonnes treated on the leach pad, and at White Mountain due to higher average grade and tonnes processed.

Vila Nova contributed $8.6 million gross profit from iron ore sales, which included revenue of $20.9 million on shipments of 170,782 tonnes of iron ore during the third quarter.

Operating Performance

Kisladag
Kisladag placed 3.5 million tonnes of ore on the leach pad during the third quarter at a grade of 0.90 grams per tonne. Ore throughput has increased in 2011 since the completion of the Phase III expansion project.  Kisladag produced 86,788 ounces of gold at a cash operating cost of $377 per ounce in Q3 2011 as compared to 62,086 ounces at a cash operating cost of $337 per ounce in Q3 2010. The increase in cash operating cost was mainly due to higher electricity and reagent costs.

Tanjianshan (“TJS”)

TJS processed 218,330 tonnes of ore at a grade of 4.25 grams per tonne in Q3 2011 compared to 283,598 tonnes at a grade of 3.84 in Q3 2010. The mine produced 26,935 ounces of gold at a cash operating cost of $353 per ounce in Q3 2011 as compared to 28,847 ounces at a cash operating cost of $391 per ounce in Q3 2010. Gold production was impacted by a short-notice power grid shutdown by the local utility company that resulted in 16 days of downtime in the mill circuit.

Jinfeng
Jinfeng processed 378,352 tonnes of ore at a grade of 4.26 grams per tonne in Q3 2011 compared to 387,427 tonnes at a grade of 4.42 grams per tonne in Q3 2010.  The mine produced 44,202 ounces of gold at a cash operating cost of $424 per ounce in Q3 2011 compared to 46,116 ounces at a cash operating cost of $425 in Q3 2010.  Mining of the open pit was completed during the second quarter this year. Land is currently being acquired to allow mining the next phase cutback of the open pit. The process plant is processing ore stockpiles to make up the shortfall from open pit mining operations.

White Mountain

White Mountain processed 191,157 tonnes of ore at a grade of 4.15 grams of gold per tonne in Q3 2011 compared to 154,125 tonnes at a grade of 4.01 grams per tonne in Q3 2010. The mine produced 21,270 ounces of gold at a cash operating cost of $475 per ounce in Q3 2011 compared to 14,248 ounces at $477 per ounce in Q3 2010.

Vila Nova

During Q3 2011Vila Nova mined 172,937 wet metric tonnes, treated 148,220 wet metric tonnes and sold 170,782 dry metric tonnes of iron ore. The weather improved significantly during the third quarter from previous quarters enabling Vila Nova to increase the number of shipments per month and draw down existing inventories. Operating costs averaged $63 per dry metric tonne. At quarter end 153,262 wet metric tonnes of processed ore were in inventory.

Development

Kisladag

During the quarter the Company released the results of the Kisladag expansion study. The overall concept of increasing crusher production to 25 million tonnes per year with an additional 8 million tonnes per year of low grade run of mine (ROM) ore has been determined to be the most balanced approach to achieving reasonable capital and operating costs and consistent gold production. Based on these concepts, preliminary engineering work was initiated to identify potential critical path items such as power supply and distribution and delivery of mining and processing equipment.

Efemcukuru

Efemcukuru continued to ramp up production during the quarter while commissioning tasks were completed within the concentrator plant. The grinding and flotation sections of the plant were fully operational at quarter end, and overall plant recovery through the flotation circuit of 88% exceeded design limits. During the quarter 58,912 tonnes were mined at a grade of 9.32 g/t Au, while 57,449 tonnes were processed at a grade of 8.88 g/t Au. Flotation concentrate produced during the quarter was shipped to Kisladag for storage pending completion of the Concentrate Treatment Plant.

Construction of the underground material handling system, including the jaw crusher ore storage bins and ore conveyor continued throughout the quarter. Underground development continued on schedule with the contractor completing all works associated with the preproduction development contract.  Underground ancillary facilities such as the maintenance shop, permanent ventilation system and water management systems will be installed in the fourth quarter, completing the construction phase for the mine.

Construction continued at the Efemcukuru Concentrate Treatment plant at the Kisladag mine site. Civil and structural installations are now at or slightly ahead of schedule.  The mechanical contract for piping and equipment installation has been let with some of the larger equipment now being rough set in the plant.

Eastern Dragon

Construction activity at Eastern Dragon continued throughout the quarter.  The majority of civil work on site was completed and the contractors demobilized.  Installation of structural steel around the crushing and ore storage facilities continued.  At quarter end, ancillary facilities at site were nearing completion with a final push being made to finish any outside work before the winter season sets in.  Piping and electrical installations in the process area were begun during the quarter. This work will be carried out to completion during the winter months.  Further civil works to prepare the tailings storage site and the open pit and rock dumps will be carried over into 2012 pending the receipt of the Project Permit Approval.

Perama Hill

During the quarter the Company worked with the Greek Ministry of Environment on its technical evaluation of the Perama Hill project, a prerequisite step leading to approval of the Pre-Environmental Impact Assessment (PEIA). Technical issues arising from the evaluation were discussed with the Ministry and addressed in the preparation of the Environmental Impact Assessment (EIA), which is running concurrently with the Ministry evaluation of the PEIA.  Preparations are underway to quickly initiate the project development phase as soon as approvals are obtained.

Tocantinzinho (“TZ”)

Final submission of the project EIA document was made to the Para state Ministry of Environment in July.  A period of review and public hearings will follow.  The Company continues to work with the state and central government authorities to move the project to approval stage projected to occur in mid-2012.

Exploration

Turkey

Six drillholes (3,750 metres) were completed at Kisladag during the quarter.   Most of the drillholes were condemnation holes for proposed mine expansion infrastructure sites or hydrological holes, and encountered no significant mineralization. During the quarter, soil geochemical and three dimensional induced polarization (IP) surveys were initiated over an approximately 20 square kilometre area surrounding the deposit.

As previously announced on October 6, 2011, drilling at Efemcukuru continued on both the Kestane Beleni Northwest Extension and Kokarpinar vein targets during the quarter, with 17 drillholes (3,565 metres) completed.  Significant results include 6.3 metres at 16.6 g/t Au in drillhole KV-387 and 5.1 metres at 4.2 g/t Au in drillhole KV-390.

Three drillholes (1,048 metres) were completed during the quarter at the Konya-Sizma prospect.   Assays received during the quarter from several drillholes include multiple narrow, multi-gram intercepts flanked by moderate to low-grade material. The final drillholes for this year will test the larger-scale potential to the north and will provide the information needed to decide if further work is warranted at Sizma.

China

At Tanjianshan, diamond drilling during the quarter focused on the 323 Deposit (31 infill drillholes, ~6,200 metres) and the Qinlongtan deeps target (2 infill drillholes, 566 metres).   Assay results at 323 indicate a good correlation of gold values from section to section and support the existing geological and resource models.  Reverse circulation drilling was completed during the quarter in the ZXS target area, directed towards identifying possible geochemically anomalies concealed beneath Quaternary gravels  (60 drillholes, 2,972 metres).  Results of this program are pending.

At the Jinfeng mine, five underground drills and two surface drills conducted exploration drilling during the quarter, with a total of 11,300 metres completed in 40 drillholes.  Underground drilling targets included the F3 and F7 fault zones, as well as conceptual targets in the footwall to the deposit.  Results to date broadly support the revised structural model for grade distribution within the deposit. During the quarter the Company was also active on 4 exploration license areas in the Jinfeng district. Drilling results are pending.

At White Mountain, stepout drilling of the deep zone at the north end of the deposit area continued.  The final drillhole of the campaign is now in progress, testing a ~150 metres stepout of the high grade intersections in previous drillholes 337, 342, and 344.

At the Xiaoshiren central exploration license, ten drillholes (3,182 metres) were completed during the quarter.  Results received from drillholes HDDS016, 017, 018, and 020 contained no significant results. The final two holes for the season are currently underway.

At the Zhenzhumen exploration license (adjoining White Mountain to the west), two drillholes (750 metres) were completed during the quarter, testing strong gold in soil anomalies within an area underlain by the dolomitic marble and slate units equivalent to footwall units at White Mountain.

Brazil

Twenty two drillholes (~6,200 metres) were completed during the quarter at the Tocantinzinho project, testing targets including the along-strike extension of the Tocantinzinho trend southeast of the deposit, and gold-in-soil and augur drill anomalies south of the deposit.  Results to date have not defined significant mineralization.  Drilling in the fourth quarter will test the strong geochemical anomaly located along the Tocantinzinho trend northwest of the property.

The 2011 program of eight drillholes (1,511 metres) testing targets at Agua Branca was completed in early September. The most significant intercept, as previously announced on October 6, 2011, was obtained in hole AB46 (154 metres at 1.1 g/t Au), which extends and improves upon the previously drilled stockwork veining at Camarao.   Based on the results of this drillhole and the exploration potential surrounding the Camarao target, the final payment of $1.87 million was made for the project and it is now 100% owned by Eldorado.

Nevada

Reverse circulation drilling commenced at the Buffalo Canyon project in September.  Six holes (1,537 metres) were completed by month-end, targeting skarn, vein, and sediment-hosted mineralization.  Hole BCR-3 intersected approximately 200 metres of magnetite skarn and hole BCR-06 intersected approximately 60 metres of oxidized jasperoid; results are pending.  A core rig will begin testing targets in Q4.

Kopy Goldfields Agreement

On October 19, 2011 shareholders of Kopy Goldfields (“Kopy”) have approved at their Extraordinary General Meeting Eldorado’s right to acquire an additional 1,000,000 common shares of Kopy.  Eldorado’s 2,700,000 common shares represent 28.9% of Kopy.   Kopy holds seven exploration licenses totalling 255 km2 located in the Lena Goldfields north of Bodaibo in the Irkutsk Region of Russia.

Glory Resources Subscription Agreement

On November 2, 2011 Eldorado entered into a binding subscription agreement with Glory Resources Limited (“Glory”) (ASX: GLY) whereby a wholly owned subsidiary of Eldorado will acquire a 19.9% interest in Glory as part of that company’s proposed capital raising to fund the acquisition of the high- grade Sappes Gold Project (“Sappes”) in north-eastern Greece.   The subscription agreement is subject to a number of conditions, including Glory’s completion of the Sappes acquisition. Shares of Glory are being held for investment purposes.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil and Greece. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call on Thursday, November 3, 2011 to discuss the 2011 Third Quarter Financial and Operating Results at 11:30 a.m. ET (8:30 a.m. PT).  You may participate in the conference call by dialling 416-340-8527 in Toronto or 1-877-440-9795 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available until November 10, 2011 by dialling 905-694-9447 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code: 1412061.

JORC Competent Person Statement

The information in this news release that relates to Exploration Results is based on information compiled by Peter Lewis, PhD., P.Geo. and VP, Exploration who is a  Member of the Association of Professional Engineers and Geoscientists of BC.

Dr. Lewis is a full time employee of Eldorado Gold Corporation.

Dr. Lewis has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves and is the Qualified Person as defined in the Canadian National Instrument 43-101 (Standards of Disclosure for Mineral Projects).  Dr. Lewis consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to, the Company’s Q3, 2011 Financial and Operating Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2011.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Our Chess Depositary Interests trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: Reception@eldoradogold.com

PRODUCTION HIGHLIGHTS

	First Quarter 2011	Second Quarter 2011	Third Quarter 2011	Third Quarter 2010	First Nine Months 2011	First Nine Months 2010
Gold Production
Ounces Sold	148,530	162,164	179,513	154,655	490,207	490,927
Ounces Produced	148,577	162,429	179,195	151,297	490,201	484,165
Cash Operating Cost ($/oz)[1,3,4]	410	397	397	386	401	371
Total Cash Cost ($/oz)[2,3,4]	462	477	463	431	467	412
Realized Price ($/oz - sold)	1,397	1,510	1,700	1,231	1,546	1,178
Kisladag Mine, Turkey
Ounces Sold	50,832	66,392	87,121	66,113	204,345	219,284
Ounces Produced	50,833	66,688	86,788	62,086	204,309	214,777
Tonnes to Pad	2,341,635	3,194,051	3,520,220	2,767,179	9,055,906	8,351,662
Grade (grams / tonne)	1.04	0.92	0.90	0.98	0.94	1.08
Cash Operating Cost ($/oz)[3,4]	386	389	377	337	383	314
Total Cash Cost ($/oz)[2,3,4]	408	411	401	359	406	335
Tanjianshan Mine, China
Ounces Sold	28,493	31,977	26,935	28,847	87,405	86,055
Ounces Produced	28,493	31,977	26,935	28,847	87,405	83,154
Tonnes Milled	238,070	264,698	218,330	283,598	721,098	805,085
Grade (grams / tonne)	3.90	4.23	4.25	3.84	4.12	4.07
Cash Operating Cost ($/oz)[3,4]	402	343	353	391	365	396
Total Cash Cost ($/oz)[2,3,4]	515	596	541	493	552	494
Jinfeng Mine, China
Ounces Sold	48,518	46,381	44,187	45,447	139,086	143,744
Ounces Produced	48,564	46,350	44,202	46,116	139,116	144,390
Tonnes Milled	384,400	397,987	379,352	387,427	1,161,739	1,169,489
Grade (grams / tonne)	4.32	4.05	4.26	4.42	4.21	4.39
Cash Operating Cost ($/oz) [3,4]	430	401	424	425	418	409
Total Cash Cost ($/oz) [2,3,4]	482	457	509	473	483	452
White Mountain Mine, China
Ounces Sold	20,687	17,414	21,270	14,248	59,371	41,844
Ounces Produced	20,687	17,414	21,270	14,248	59,371	41,844
Tonnes Milled	140,211	192,558	191,157	154,125	523,926	452,749
Grade (grams / tonne)	5.71	3.71	4.15	4.01	4.40	3.95
Cash Operating Cost ($/oz) [3,4]	438	518	475	477	475	482
Total Cash Cost ($/oz) [2,3,4]	475	564	519	507	517	515

1 Cost figures calculated in accordance with the Gold Institute Standard.

2 Cash Operating Costs, plus royalties and the cost of off-site administration.

3 Cash operating costs and total cash costs are non-GAAP measures.  See the section "Non-GAAP Measures" of this Review.

4 Cash operating costs and total cash costs have been recalculated for prior quarters based on ounces sold.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	September 30, 2011	December 31, 2010

ASSETS
Current assets
Cash and cash equivalents		356,543	314,344
Restricted cash	6	55,417	52,425
Marketable securities		4,272	8,027
Accounts receivable and other		38,437	42,437
Inventories		160,564	147,263
		615,233	564,496
Non-current inventories		27,549	29,627
Investments in significantly influenced companies	5	7,129	6,202
Deferred income tax assets		4,329	-
Restricted assets and other		29,950	19,328
Property, plant and equipment		2,821,366	2,699,787
Goodwill		365,928	365,928
		3,871,484	3,685,368
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		167,579	145,695
Current debt	7	85,687	98,523
		253,266	244,218
Debt	7	19,255	68,140
Asset retirement obligations		34,417	33,228
Pension fund obligation		12,166	12,019
Deferred income tax liabilities		335,145	330,512
		654,249	688,117
Equity
Share capital	10	2,854,369	2,814,679
Treasury stock	11(b)	(4,213)	-
Contributed surplus		27,357	22,967
Accumulated other comprehensive loss		(3,454)	(1,637)
Retained earnings		293,870	125,221
Total equity attributable to shareholders of the Company		3,167,929	2,961,230
Attributable to non-controlling interests		49,306	36,021
		3,217,235	2,997,251
		3,871,484	3,685,368

Subsequent events	5(a), 7(a)(f), 14

Approved on behalf of the Board of Directors

    (Signed) Robert R. Gilmore        Director                         (Signed) Paul N. Wright        Director

See accompanying notes to unaudited condensed consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars, except per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2011	2010	2011	2010

Revenue
Metal sales		326,087	190,305	795,570	578,227

Cost of sales
Production costs		95,020	68,257	250,762	204,287
Depreciation and amortization		29,954	27,323	91,014	80,252
Total cost of sales		124,974	95,580	341,776	284,539
Gross profit		201,113	94,725	453,794	293,688

Exploration expenses		6,913	4,877	15,359	11,013
Mine standby costs		-	22	-	1,335
General and administrative expenses		11,207	7,202	45,815	27,770
Defined benefit plan expense	8	418	178	1,274	915
Share based payments		3,599	3,837	15,403	14,429
Foreign exchange loss		3,530	1,722	5,558	1,685
Operating profit		175,446	76,887	370,385	236,541

Loss (gain) on disposal of assets		420	(250)	(2,672)	(1,735)
Loss (gain) on marketable securities		1,528	(4,489)	239	(5,347)
Loss on investments in significantly influenced companies	5	1,067	245	2,861	245
Other (income)		(4,069)	(9,215)	(8,326)	(10,899)
Asset retirement obligation costs		387	511	1,160	1,535
Interest and financing costs		2,293	1,992	5,407	6,261

Profit before income tax		173,820	88,093	371,716	246,481
Income tax expense		63,077	13,327	120,520	58,682
Profit for the period		110,743	74,766	251,196	187,799

Attributable to:
Shareholders of the Company		102,478	69,640	229,816	175,848
Non-controlling interests		8,265	5,126	21,380	11,951
Profit for the period		110,743	74,766	251,196	187,799

Weighted average number of shares outstanding
Basic		549,085	546,039	548,800	541,164
Diluted		551,309	547,731	550,737	543,041

Earnings per share attributable to shareholders
of the Company:
Basic earnings per share		0.19	0.13	0.42	0.32
Diluted earnings per share		0.19	0.13	0.42	0.32

See accompanying notes to the unaudited condensed consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Profit for the period	110,743	74,766	251,196	187,799
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets	(399)	1,134	(1,395)	12,788
Income tax on items taken to equity	-	1,475	12	(15)
Reversal of unrealized gains on available-for-sale investment on acquisiton of subsidiary	-	(11,424)	-	(11,424)
Realized gains on disposal of available-for-sale financial assets transferred to net income	-	(3,111)	(434)	(3,111)
Total other comprehensive loss for the period	(399)	(11,926)	(1,817)	(1,762)
Total comprehensive income for the period	110,344	62,840	249,379	186,037

Attributable to:
Shareholders of the Company	102,079	57,714	227,999	174,086
Non-controlling interests	8,265	5,126	21,380	11,951
Total comprehensive income for the period	110,344	62,840	249,379	186,037

See accompanying notes to the unaudited condensed consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2011	2010	2011	2010

Cash flows generated from (used in):
Operating activities
Profit for the period		110,743	74,766	251,196	187,799
Items not affecting cash
Asset retirement obligation costs		387	511	1,160	1,535
Depreciation and amortization		29,954	27,323	91,014	80,252
Unrealized foreign exchange loss		1,500	7,609	6,261	2,568
Deferred income tax expense (recovery)		10,079	(8,325)	374	(10,909)
Loss (gain) on disposal of assets		420	(250)	(2,672)	(1,735)
Loss on investment in significantly influenced company		1,067	245	2,861	245
Loss (gain) on marketable securities		1,528	(4,489)	239	(5,347)
Share based payments		3,599	3,837	15,403	14,429
Defined benefit plan expense		418	178	1,274	915
		159,695	101,405	367,110	269,752

Changes in non-cash working capital	12	13,933	(19,870)	(2,389)	(47,329)
		173,628	81,535	364,721	222,423
Investing activities
Acquisition of Brazauro, net		-	(5,565)	-	(5,565)
Purchase of property, plant and equipment		(76,028)	(54,844)	(201,630)	(152,476)
Proceeds from the sale of property, plant and equipment		24	2,843	41	23,191
Purchase of marketable securities		(1,609)	(5,698)	(1,823)	(5,698)
Proceeds from the sale of marketable securities		-	13,144	6,345	13,836
Non-registered supplemental retirement plan investments, net		43	-	(4,937)	-
Investment purchases		(2,470)	-	(3,788)	(5,375)
Increase in restricted cash		35	-	(2,963)	(2,221)
Increase in restricted asset and other		-	(9,880)	-	(12,363)
		(80,005)	(60,000)	(208,755)	(146,671)
Financing activities
Issuance of common shares for cash		22,631	5,087	30,616	32,370
Dividend paid to non-controlling interests		(4,473)	-	(8,095)	(1,287)
Dividend paid to shareholders		(33,426)	-	(61,167)	(26,357)
Purchase of treasury stock		(280)	-	(6,438)	-
Long-term and bank debt proceeds		2,579	56,560	5,782	59,044
Long-term and bank debt repayments		(29,749)	(50,762)	(74,465)	(65,488)
		(42,718)	10,885	(113,767)	(1,718)
Net increase in cash and cash equivalents		50,905	32,420	42,199	74,034
Cash and cash equivalents - beginning of period		305,638	306,983	314,344	265,369

Cash and cash equivalents - end of period		356,543	339,403	356,543	339,403

See accompanying notes to the unaudited condensed consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

		Attributable to shareholders of the Company
	Note	Share capital	Treasury stock	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at January 1, 2011	10	2,814,679	-	22,967	(1,637)	125,221	2,961,230	36,021	2,997,251
Total comprehensive (loss)
income for the period		-	-	-	(1,817)	229,816	227,999	21,380	249,379
Dividends declared to Non-
controlling interests			-	-	-	-	-	(8,095)	(8,095)
Purchase of treasury stock		-	(6,438)	-	-	-	(6,438)	-	(6,438)
Shares issued upon exercise
of share options, for cash		29,131	-	-	-	-	29,131	-	29,131
Estimated fair value of
employee options and
warrants exercised		9,074	-	(9,074)	-	-	-	-	-
Shares issued upon exercise
of warrants, for cash		1,485	-	-	-	-	1,485	-	1,485
Shares redeemed upon exercise
of restricted share units		-	2,225	(2,225)	-	-	-	-	-
Share based payments		-	-	15,689	-	-	15,689	-	15,689
Dividend declared to shareholders				-
of the Company		-	-	-	-	(61,167)	(61,167)	-	(61,167)
Balance at September 30, 2011		2,854,369	(4,213)	27,357	(3,454)	293,870	3,167,929	49,306	3,217,235

		Attributable to shareholders of the Company
	Note	Share capital	Contributed surplus	Accumulated other comprehensive income	Retained earnings (deficit)	Total	Non-controlling interests	Total equity
Balance at January 1, 2010		2,671,634	17,865	2,227	(69,423)	2,622,303	26,144	2,648,447
Total comprehensive (loss)
income for the period		-	-	(1,762)	175,848	174,086	11,951	186,037
Dividends declared to Non-
controlling interests		-	-	-	-	-	(1,287)	(1,287)
Shares issued in consideration
for interests acquired		95,118	-	-	-	95,118	-	95,118
Shares issued upon exercise
of share options, for cash		32,370	-	-	-	32,370	-	32,370
Estimated initial fair value of
employee options exercised		10,987	(10,987)	-	-	-	-	-
Share based payments		-	14,439	-	-	14,439	-	14,439
Dividend declared to shareholders
of the Company		-	-	-	(26,357)	(26,357)	-	(26,357)
Balance at September 30, 2010		2,810,109	21,317	465	80,068	2,911,959	36,808	2,948,767

See accompanying notes to the unaudited condensed consolidated financial statements.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece and Brazil. The Company acquired control of Sino Gold Mining Ltd. (“Sino Gold”) in December 2009, including its two producing mines, Jinfeng and White Mountain, as well as the Eastern Dragon development project. It also completed in July 2010 the acquisition of Brazauro Resources Corporation (“Brazauro”), whose main asset is the Tocantinzinho exploration and development project in Tapajós, Brazil.

Eldorado is a public company which is listed on the Toronto Stock Exchange, New York Stock Exchange and the Australian Stock Exchange and is incorporated and domiciled in Canada.

2.

Basis of preparation

The Company prepares its financial statements in accordance with generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly the Company commenced reporting on this basis as of January 1, 2011. In the financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting (“IAS 34”) and IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The Company has consistently applied the same accounting policies in its opening IFRS balance sheet as at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 13 discloses the impact of the transition to IFRS on the Company’s reported balance sheet and comprehensive income, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

These condensed consolidated interim financial statements do not include all of the information and footnotes required by IFRS for complete financial statements for year-end reporting purposes. Results for the period ended September 30, 2011 are not necessarily indicative of future results. Any subsequent changes to IFRS that are reflected in the Company’s consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

Upcoming changes in accounting standards

The following standards and amendments to existing standards have been published and are mandatory for Eldorado’s annual accounting periods beginning January 1, 2013, or later periods:

•

IFRS 9 ‘Financial Instruments: Classification and Measurement’ – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on/after January 1, 2013. The extent of the impact of adoption of IFRS 9 has not yet been determined.

•

IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 Interests in Joint Ventures.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  These joint venture entities must now use the equity method.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Basis of preparation (continued)

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 Impairment of Assets.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013.  The Company does not expect IFRS 11 to have a material impact on the financial statements.

•

IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities.  The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle.  This standard is effective for years beginning on or after January 1, 2013.   The Company does not expect IFRS 12 to have a material impact on the financial statements, although additional disclosures may be required.

•

IFRIC 20 ‘Stripping costs in the production phase of a surface mine’ – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine.  Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body.  Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset.  Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.  This interpretation is effective for years on/after January 1, 2013. The Company does not expect IFRIC 20 to have a material impact on the financial statements as the Company currently applies comparable principles to those found in this interpretation.

3.

Significant accounting policies

The significant accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated financial statements, and by all Eldorado entities. Refer to Note 14 of our March 31, 2011 condensed consolidated financial statements for the IFRS 1 exemptions taken in applying IFRS for the first time.

3.1

Basis of presentation and principles of consolidation

(i)

Subsidiaries

Subsidiaries are entities controlled by Eldorado. Control exists when Eldorado has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for business acquisitions. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date, irrespective of the extent of any non-contolling interest. The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain is recognised directly in the income statement.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

The most significant wholly owned and partially owned subsidiaries of Eldorado, are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Qinghai Dachaidan Mining Ltd (QDML)	China	90%	Consolidated	TJS Mine
Tüprag Metal Madencilik Sanayi ve Ticaret AS	Turkey	100%	Consolidated	Kişladağ Mine Efemcukuru Mine
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project
Sino Guizhou Jinfeng Mining Limited	China	82%	Consolidated	Jinfeng Mine
Sino Gold Jilin BMZ Mining Limited	China	95%	Consolidated	White Mountain Mine
Heihe Rockmining Limited	China	95%	Consolidated	Eastern Dragon Project
Brazauro Resources Corporation	Brazil	100%	Consolidated	Tocantinzinho Project

(ii)

Associates (equity accounted investees)

Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are generally recognized initially at cost. The consolidated financial statements include Eldorado’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

At each balance sheet date, the investment in associates is assessed for indicators of impairment.

 (iii) Transactions with non-controlling interests

Eldorado treats transactions with non-controlling interests as transactions with third parties. For purchases of non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(iv)

Transactions eliminated on consolidation

Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such  transactions, are eliminated in preparing the consolidated financial statements.

3.2

Foreign currency translation

(i)

Functional and presentation currency

Items included in the financial statements of each of Eldorado’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.

(ii)

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

3.3

Property, plant and equipment

(i)

Cost and valuation

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the income statement.

(ii)

Property, plant and equipment

Property, plant and equipment include expenditures incurred on properties under development, significant payments related to the acquisition of land and mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

(iii)

 Depreciation

Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method calculated based on proven and probable reserves.  Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit’s estimated life using the units-of-production method calculated based on proven and probable reserves related to each pit.

Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.

Depreciation methods, useful lives and residual values are reviewed at the end of each year.

(iv)  Subsequent costs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs.  Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized.  Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized.  All other expenditures are expensed as incurred.

(v)  Deferred stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit of production basis over the economically recoverable proven and probable reserves to which they relate.

(vi)

Borrowing costs

Borrowing costs are expensed as incurred except where they are directly attributable to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use.  Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

Investment income arising on the temporary investment of proceeds from borrowings is offset against borrowing costs being capitalized.

(vii)

 Mine standby and restructuring costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs during temporary shutdowns of a mine.

Restructuring costs include severance payments to employees laid off as a result of outsourcing the mining function.

3.4

Exploration and evaluation expenditures

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are expensed as incurred.

Evaluation expenditures reflect costs incurred at development projects related to establishing the technical and commercial viability of developing mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

Evaluation expenditures include the cost of:

i)

establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve,

ii)

determining the optimal methods of extraction and metallurgical and treatment processes,

iii)

studies related to surveying, transportation and infrastructure requirements,

iv)

permitting activities, and

v)

economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Evaluation expenditures and the subsequent mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

▪

There is a probable future benefit that will contribute to future cash inflows;

▪

The Company can obtain the benefit and control access to it, and;

▪

The transaction or event giving rise to the benefit has already occurred.

Expenditures incurred on extensions of mineral properties which are already being mined or developed that increase production volume or extend the life of those properties are also capitalized. Capitalized expenditures are assessed for potential impairment at the end of each reporting period.

3.5

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Eldorado's share of the net assets of the acquired subsidiary, associate, joint venture or business at the date of acquisition. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced company and tested for impairment as part of the overall balance.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it is impaired.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash-generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Acquisitions prior to January 1, 2010

On transition to IFRS, Eldorado elected to restate only those business combinations that occurred on or after January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under Eldorado’s previous accounting framework, Canadian GAAP.

Acquisitions on or after January 1, 2010

For acquisitions on or after January 1, 2010, goodwill represents the excess of the fair value of the consideration transferred over Eldorado’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. Goodwill is not recognized in respect of non-controlling interests. When the excess is negative (negative goodwill), it is recognized immediately in income.

3.6

Impairment of non-financial assets

Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable and it is reviewed at least annually.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is an asset’s fair value less cost to sell and value in use.   For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units, or ‘CGU’s).  These are typically the individual mines or development projects.

Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU based on the detailed mine and/or production plans. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, fair value less cost to sell is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item is no longer impaired.

3.7

Financial assets

(i) Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

 (b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities of greater than 12 months after the end of the reporting period, which are classified as non-current assets. Eldorado’s loans and receivables comprise cash and cash equivalents, restricted cash, accounts receivable and other and restricted assets and other in the balance sheet.

 (c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Eldorado’s available-for-sale financial assets comprise marketable securities not held for the purpose of trading.

(ii) Recognition and measurement

Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘gain or loss on marketable securities’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when Eldorado’s right to receive payments is established.

When marketable securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in other comprehensive income are included in the income statement as ‘gain or loss from marketable securities’.

(iii)

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss – is removed from equity and recognized in the income statement.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Impairment losses recognized for equity securities are not reversed.

3.8  Derivative financial instruments

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value thereafter are recognized in profit and loss. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives are not accounted for using hedge accounting.

3.9

 Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

i)

Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, doré awaiting refinement and unsold bullion, all of which are valued at the lower of average cost and net realizable value. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of property, plant and equipment.

Inventory costs are charged to operations on the basis of ounces of gold sold. The Company regularly evaluates and refines estimates used in determining the costs charged to operations and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

Inventories for which processing and sale is not expected to complete within one year are classified as non-current.

ii)

Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realisable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.

3.10  Trade receivables

Trade receivables are amounts due from customers for bullion, doré or iron ore sold in the ordinary course of business.

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

3.11   Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

3.12   Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction to shareholders’ equity.

3.13  Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

3.14   Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost, calculated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

3.15

  Current and deferred income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the income statement except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time that the liability to pay the related dividend is recognized.

3.16

   Employee benefits

(i)

Defined benefit plans

Certain employees have entitlements under Company pension plans which are defined benefit pension plans.  For defined benefit plans, the level of benefit provided is based on the length of service and earnings of the person entitled.

The cost of the defined benefit plan is determined using the projected unit credit method.  The related pension liability recognized in the consolidated balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The Company obtains actuarial valuations for defined benefit plans for each balance sheet date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including discount rates, rate of salary escalation and expected retirement dates of employees. The expected long-term rate of return on assets is estimated based on the fair value of plan assets, asset allocation and expected long-term rates of return.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the income statement in subsequent periods.  Current service cost, the vested element of any past service cost, the expected return on plan assets and the interest arising on the pension liability are included in the same line items in the income statement as the related compensation cost.

Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

(ii) Termination benefits

Eldorado recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination.  Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(iii)

Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Eldorado has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

3.17   Share-based payment transactions

The Company applies the fair value method of accounting for all stock option awards and equity settled restricted share units. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model for stock option awards, and the quoted market value of the shares for restricted share units. The fair value of the options and restricted share units are expensed over the vesting period of the awards. No expense is recognized for awards that do not ultimately vest.

3.18

   Provisions

A provision is recognized if, as a result of a past event, Eldorado has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i)

Rehabilitation and restoration

Provision is made for mine rehabilitation and restoration when an obligation is incurred. The provision is recognised as a liability with a corresponding asset recognised in relation to the mine site. At each reporting date the rehabilitation liability is re-measured in line with changes in discount rates, and timing or amount of the costs to be incurred.

The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activity.

These uncertainties may result in future actual expenditure differing from the amounts currently provided.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

The provision recognised is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

3.19

   Revenue recognition

Revenue from the sale of bullion, doré and iron ore is recognized when persuasive evidence of an arrangement exists, the bullion, doré and iron ore has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured.

3.20

   Finance income and expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in profit or loss using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.

3.21   Earnings per share

Eldorado presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

4.

Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analysis, valuation of derivative contracts, determination of recoverable metal on leach pads, reclamation obligations, share-based payments and warrants, pension benefits, valuation allowances for deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies. Actual results could differ from these estimates.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.

Investments in significantly influenced companies

	September 30, 2011 $	December 31, 2010 $

Serabi Mining Plc (“Serabi”)	4,659	6,202
Kopy Goldfields (“Kopy”)	2,470	-
	7,129	6,202

(a) Serabi

As at September 30, 2011, the Company holds 16,840,000 ordinary shares and 2,420,000 purchase warrants of Serabi. This represents approximately a 26.3% interest in Serabi or 29% if the Company exercises all of its purchase warrants. The investment in Serabi is being accounted for under the equity method as follows:

$
Balance at December 31, 2010	6,202
Additional purchase during the period	1,318
Equity loss for the nine month period	(2,861)
Balance at September 30, 2011	4,659

Serabi is a gold mining company that is focused on the Tapajós region of Northern Brazil.

(b) Kopy

In September 2011, the Company entered into a purchase agreement with Kopy and acquired 1,700,000 ordinary shares for $2,470.  This represents a 20.4% interest in Kopy.  The investment in Kopy is being accounted for under the equity method as follows:

$
Purchase during period	2,470
Equity pickup for the period	-
Balance at September 30, 2011	2,470

The purchase of Kopy shares was completed at quarter end; accordingly no equity pickup was recorded.

Subsequent to September 30, 2011, the Company acquired an additional 1,000,000 ordinary shares of Kopy for $1,802, increasing the Company’s interest in Kopy to 28.9%.

Kopy is focused on gold exploration and development in the Lena Goldfields area of the Irkutsk region of Russia.

6.

Restricted cash

Restricted cash represents funds held on deposit as collateral for the following:

	September 30, 2011 $	December 31, 2010 $

Eastern Dragon CMB standby letter of credit loan (note 7(d))	52,417	52,425
Unamgen HSBC letter of credit	3,000	-
	55,417	52,425

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Debt

	September 30, 2011 $	December 31, 2010 $
Current:
Jinfeng construction loan (a)	21,566	21,139
White Mountain fixed asset project loan (b)	1,573	9,749
White Mountain working capital project loan (b)	-	6,176
White Mountain working capital loan (c)	-	7,549
Eastern Dragon CMB standby letter of credit loan (d)	50,355	48,317
Eastern Dragon HSBC revolving loan facility (e)	12,193	5,593
	85,687	98,523
Non-current:
Jinfeng construction loan (a)	19,255	52,951
White Mountain fixed asset project loan (b)	-	15,189
	19,255	68,140

(a) Jinfeng construction loan

In 2009, Guizhou Jinfeng Mining Ltd. (“Jinfeng”), our 82% owned subsidiary entered into a RMB 680.0 million ($107,004) construction loan facility (“the construction loan”) with China Construction Bank (“CCB”). The construction loan has a term of 6 years commencing from February 27, 2009 and is subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans.

During 2010, Jinfeng pre-paid RMB 180.0 million ($28,325) on the outstanding balance of this loan and in March, May and September 2011 made scheduled payments of RMB 35.0 million ($5,507) each.  Additionally, in June 2011, Jinfeng pre-paid RMB 130.0 million ($20,458) on the outstanding balance of this loan.

Net deferred financing costs in the amount of $879 have been included as an offset in the balance of the loan in the financial statements and are being amortized using the effective interest method.

Subsequent to September 30, 2011, Jinfeng pre-paid RMB 100.0 million ($15,736) of the construction loan.

(b) White Mountain working capital and fixed asset project loan

In 2008, Sino Gold Jilin BMZ Mining Limited (“White Mountain”), our 95% owned subsidiary, entered into a project loan (“project loan”) with CCB. The project loan has two components:

i.

A fixed asset loan of RMB 190.1 million ($29,914) with final payment due on September 2013; and

ii.

A working capital loan of RMB 40.9 million ($6,436) due in November 2010 (fully paid).

The interest rate on the project loan is the prevailing lending rate stipulated by the People’s Bank of China, adjusted annually for the fixed asset loan and twice a year for the working capital loan.

The project loan is secured by a Sino Gold corporate guarantee and White Mountain’s fixed assets with a value above $100.

During 2010, White Mountain made the first payment on the fixed asset loan of RMB 24.8 million ($3,903) and in July 2011, it pre-paid RMB 50.0 million ($7,868). Additionally, in September 2011, it completed its scheduled payment of RMB 14.6 million ($2,297) and made an early payment of RMB 90.7 million ($14,273).

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Debt (continued)

Subsequent to September 30, 2011, White Mountain pre-paid the remaining balance of this loan of RMB 10.1 million ($1,573).

(c) White Mountain working capital loan

In 2010, White Mountain entered into a RMB 50.0 million ($7,549) working capital loan with China Merchants Bank (“CMB”).

The working capital loan had a term of one year and was due on September 1, 2011. This loan was subject to a floating interest rate adjusted annually to the prevailing lending rate stipulated by the People’s Bank of China for similar loans. This loan was secured by a letter of guarantee issued by Eldorado.

In January 2011, White Mountain pre-paid the full amount of this loan and the letter of guarantee was released.

(d) Eastern Dragon CMB Standby letter of Credit loan

In January 2010, Eastern Dragon entered into a RMB 320.0 million ($50,355) Standby letter of credit loan with CMB. This loan has a one year term and is subject to a floating interest rate adjusted quarterly at 90% of the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan is collateralized by way of a restricted cash deposit for $52,200 as funding of the irrevocable letter of credit issued by Sino Gold to CMB.

On February 5, 2010, Eastern Dragon made a drawdown on this loan which was used to repay its Standard letter of credit loan with CCB.

In February 2011, this loan was extended for another year.

This loan is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the first drawdown on the project-financing loan. This loan is subject to an annual management fee of 10% of the interest accrued on the drawn down and outstanding amount. This management fee is paid in advance quarterly.

(e) Eastern Dragon HSBC revolving loan facility

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12,589) revolving facility (“the Facility”) with HSBC Bank (China). Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year. In December 2010, the Facility was reviewed by the bank and was extended to November 30, 2011.

The Facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at September 30, 2011, the security coverage is $13,412.

As at September 30, 2011, RMB 77.5 million ($12,193) had been drawn under this Facility.

This Facility is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

 (f) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML, entered into a RMB 12.0 million ($1,888) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28,325) in June 2011.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Debt (continued)

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML.

As at September 30, 2011, RMB 74.0 million ($11,645) had been drawn under the entrusted loan.

Subsequent to September 30, 2011, RMB 30.0 million ($4,721) was drawdown on the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

8.

Defined benefit plan expense

	Three months ended		Nine months ended
	September 30,		September 30,
	2011 $	2010 $	2011 $	2010 $

Pension plan expense	31	32	94	99
SERP expense *	387	146	1,180	816

Total	418	178	1,274	915

* Non-registered supplemental retirement plan

9.

Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management team (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures such as net property, plant and equipment as well as operational results. During the period ended September 30, 2011, Eldorado had five reporting segments based on the geographical location of mining and exploration and development activities.

9.1

  Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Brazil reporting segment includes the Vila Nova mine, development activities at Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the results of the Kişladağ mine, development activities at Efemçukuru and exploration activities in Turkey. The China reporting segment includes the results of the Tanjianshan mine, Jinfeng mine, White Mountain mine, the Eastern Dragon development project and exploration activities in China. The Greece reporting segment includes the development activities of the Perama Hill Project. The Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries. Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.

Segment information (continued)

	September 30, 2011
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Net property, plant and equipment
Gold producing properties	280,833	1,133,187	-	-	-	1,414,020
Properties under development	258,111	775,203	141,748	162,345	-	1,337,407
Iron ore property	-	-	45,202	-	-	45,202
Other	20,283	558	245	-	3,651	24,737
	559,227	1,908,948	187,195	162,345	3,651	2,821,366

Goodwill	-	365,928	-	-	-	365,928

	December 31, 2010
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Net property, plant and equipment
Gold producing properties	248,857	1,164,849	-	-	-	1,413,706
Properties under development	170,955	754,959	131,947	160,336	-	1,218,197
Iron ore property	-	-	47,420	-	-	47,420
Other	11,580	5,150	245	-	3,489	20,464
	431,392	1,924,958	179,612	160,336	3,489	2,699,787

Goodwill	-	365,928	-	-	-	365,928

Operations
	For the three months ended September 30, 2011
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Revenue from:
Gold sales	148,686	156,547	-	-	-	305,233
Iron ore sales	-	-	20,854	-	-	20,854
Revenue from external customers	148,686	156,547	20,854	-	-	326,087
Expenses (income) except the undernoted	38,434	53,751	11,648	90	15,126	119,049
Depletion, depreciation and amortization	3,180	24,609	1,540	-	625	29,954
Exploration	1,843	841	3,362	-	867	6,913
Other (income) expense	(2,079)	(1,875)	(11)	-	(104)	(4,069)
Loss (gain) on disposal of assets	(20)	435	-	-	5	420
Profit (loss) before income tax	107,328	78,786	4,315	(90)	(16,519)	173,820
Income tax (expense) recovery	(39,027)	(18,673)	(5,151)	(223)	(3)	(63,077)

Profit (loss) for the period	68,301	60,113	(836)	(313)	(16,522)	110,743

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.

Segment information (continued)

Operations
	For the three months ended September 30, 2010
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Revenue from:
Gold sales	81,433	108,872	-	-	-	190,305
Revenue from external customers	81,433	108,872	-	-	-	190,305
Expenses (income) except the undernoted	26,547	47,040	607	(104)	5,365	79,455
Depletion, depreciation and amortization	3,482	23,486	13	-	342	27,323
Exploration	2,290	446	1,373	-	768	4,877
Mine standby costs	-	-	22	-	-	22
Other (income) expense	(9,373)	254	-	-	(96)	(9,215)
Gain on disposal of assets	-	(104)	(146)	-	-	(250)
Profit (loss) before income tax	58,487	37,750	(1,869)	104	(6,379)	88,093
Income tax (expense) recovery	(4,337)	(7,194)	-	-	(1,796)	(13,327)

Profit (loss) for the period	54,150	30,556	(1,869)	104	(8,175)	74,766

Operations
	For the nine months ended September 30, 2011
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Revenue from:
Gold sales	319,830	437,805	-	-	-	757,635
Iron ore sales	-	-	37,935	-	-	37,935
Revenue from external customers	319,830	437,805	37,935	-	-	795,570
Expenses (income) except the undernoted	92,823	161,358	20,325	25	53,948	328,479
Depletion, depreciation and amortization	8,279	78,244	2,777	-	1,714	91,014
Exploration	5,860	2,371	4,574	-	2,554	15,359
Other (income) expense	(4,868)	(1,875)	(25)	-	(1,558)	(8,326)
(Gain) loss on disposal of assets	(20)	334	-	-	(2,986)	(2,672)
Profit (loss) before income tax	217,756	197,373	10,284	(25)	(53,672)	371,716
Income tax (expense) recovery	(70,428)	(50,514)	667	(223)	(22)	(120,520)

Profit (loss) for the period	147,328	146,859	10,951	(248)	(53,694)	251,196

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.

Segment information (continued)

	For the nine months ended September 30, 2010
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Revenue from:
Gold sales	256,989	321,238	-	-	-	578,227
Revenue from external customers	256,989	321,238	-	-	-	578,227
Expenses (income) except the undernoted	78,810	144,497	850	16	27,607	251,780
Depletion, depreciation and amortization	11,484	67,771	46	-	951	80,252
Exploration	4,885	1,623	2,691	-	1,814	11,013
Mine standby costs	-	-	1,335	-	-	1,335
Other (income) expense	(9,330)	(1,228)	-	-	(341)	(10,899)
Gain on disposal of assets	-	(1,526)	(206)	-	(3)	(1,735)
Profit (loss) before income tax	171,140	110,101	(4,716)	(16)	(30,028)	246,481
Income tax (expense) recovery	(31,095)	(27,259)	-	-	(328)	(58,682)

Profit (loss) for the period	140,045	82,842	(4,716)	(16)	(30,356)	187,799

All of the non-controlling interest in the Company relates to the China segment.

9.2

Economic dependence

At September 30, 2011, each of our Chinese mines had one major customer, to whom each sell its entire production, as follows:

TJS  Mine

Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.

Jinfeng Mine

China National Gold Group Corporation

White Mountain Mine

Refinery of Shandong Humon Smelting Co. Ltd.

9.3

Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.

10.

Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At September 30, 2011 there were no non-voting common shares outstanding (December 31, 2010: none).

Voting common shares	Number of Shares	Total $

At January 1, 2011	548,187,192	2,814,679
Shares issued upon exercise of share options, for cash	3,228,096	29,131
Estimated fair value of share options and warrants exercised	-	9,074
Shares issued for cash upon exercise of warrants	96,629	1,485
At September 30, 2011	551,511,917	2,854,369

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.

Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2011
	Average exercise price Cdn$	Number of options
At January 1,	9.49	8,720,524
Granted	16.50	3,829,691
Exercised	8.85	(3,228,096)
Forfeited	14.82	(498,338)
At September 30,	12.46	8,823,781

At September 30, 2011, 5,127,291 share options (September 30, 2010 – 4,050,508) with a weighted average exercise price of Cdn$10.38 (September 30, 2010 – Cdn$8.34) had vested and were exercisable. Options outstanding are as follows:

	September 30, 2011
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$4.00 to $4.99	1,369,186	2.1	4.88	1,369,186	4.88
$5.00 to $5.99	82,500	0.9	5.31	82,500	5.31
$6.00 to $6.99	471,000	1.4	6.42	471,000	6.42
$7.00 to $7.99	284,833	0.7	7.24	284,833	7.24
$9.00 to $9.99	302,900	2.5	9.64	302,900	9.64
$11.00 to $11.99	10,000	2.5	11.40	10,000	11.40
$12.00 to $12.99	183,500	3.4	12.60	96,833	12.53
$13.00 to $13.99	2,653,584	3.3	13.23	1,401,091	13.23
$15.00 to $15.99	453,646	4.6	15.54	231,215	15.44
$16.00 to $16.99	2,979,026	4.4	16.66	863,329	16.66
$18.00 to $18.99	24,000	4.2	18.81	8,000	18.81
$19.00 to $20.02	9,606	3.9	20.02	6,404	20.02

	8,823,781	3.3	12.46	5,127,291	10.38

Share based compensation expense for the quarter ended September 30, 2011 was $2,877 (YTD $11,238).

 (b) Restricted share unit plan

In March 2011, the Company commenced a Restricted Share Unit (‘‘RSU’’) plan whereby restricted share units may be granted to Senior Management of the Company.  Once vested, an RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. A portion of the RSUs granted have a vesting schedule where half vest immediately and the subsequent half vest on the first anniversary of the grant.  The remaining portion of the RSUs granted vest over two years with one third of the RSUs vesting immediately.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.

Shared-based payments (continued)

The current maximum number of common shares issuable under the RSU plan is 1.5 million. A total of 416,454 restricted share units with a weighted average grant-date fair value of Cdn$15.69 per unit were granted during the nine month period ended September 30, 2011 and 168,022 were exercisable during the period.

A summary of the status of the RSU plan and changes during the period ended September 30, 2011 is as follows:

Total RSUs
Balance at December 31, 2010	-
RSUs granted during the nine month period	416,454
Redeemed during the nine month period	(132,708)
Forfeitures during the nine month period	(16,808)
Balance at September 30, 2011	266,938

As at September 30, 2011, 266,938 common shares remain held in trust in connection with this plan. At the end of the period, 35,319 restricted share units are fully vested and exercisable. These shares have been included in treasury stock in the balance sheet.

Restricted share units expense for the quarter ended September 30, 2011 was $831 (YTD $4,417).

12.

Supplementary cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
Changes in non-cash working capital	2011 $	2010 $	2011 $	2010 $

Accounts receivable and other	(9,769)	(8,477)	(1,454)	(10,813)
Inventories	(1,264)	(5,807)	(10,926)	(7,596)
Accounts payable and accrued liabilities	24,966	(5,586)	9,991	(28,920)
Total	13,933	(19 ,870)	(2,389)	(47,329)

Supplementary cash flow information
Income taxes paid	34,249	15,944	95,011	49,729
Interest paid	2,087	2,542	6,705	7,835

13.

Explanation of transition to IFRS

The accounting policies set out in note 3 have been applied in preparing the financial statements for the three and nine months ended September 30, 2011 and the comparative information presented in these financial statements as at December 31, 2010.

An explanation of how the transition from Canadian GAAP to IFRS has affected Eldorado’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

1.    Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income from that previously reported under Canadian GAAP to that under IFRS. The following tables represent the reconciliation from Canadian GAAP to IFRS for the balance sheets of September 30, 2010 and December 31, 2010 and comprehensive income for the three and nine months ended September 30, 2010. The Company’s first-time adoption did not have an impact on cash flows and therefore no reconciliation has been provided.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Explanation of transition to IFRS (continued)

Refer to Note 14 of our March 31, 2011 condensed consolidated financial statements for the IFRS 1 exemptions taken in applying IFRS for the first time and the reconciliation from Canadian GAAP to IFRS for the balance sheet as at January 1, 2010 and comprehensive income for the year ended December 31, 2010.

1.2

Balance Sheet (December 31, 2010)

		Canadian GAAP	Effect of transition	IFRS
			to IFRS
	Note	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents		314,344	-	314,344
Restricted cash		52,425	-	52,425
Marketable securities		8,027	-	8,027
Accounts receivable and other		42,437	-	42,437
Inventories		147,263	-	147,263
Deferred income taxes	(aii)	606	(606)	-
		565,102	(606)	564,496
Inventories		29,627	-	29,627
Investment in significantly influenced company		6,202	-	6,202
Restricted assets and other		19,328	-	19,328
Property, plant and equipment	(ai); (aii); (c); (f)	2,793,722	(93,935)	2,699,787
Goodwill		365,928	-	365,928
		3,779,909	(94,541)	3,685,368

LIABILITIES & EQUITY
Current liabilities
Accounts payables and accrued liabilities	(bii); (e)	152,781	(7,086)	145,695
Current debt		98,523	-	98,523
Deferred income taxes	(aii)	2,915	(2,915)	-
		254,219	(10,001)	244,218
Debt		68,140	-	68,140
Asset retirement obligations	(c)	24,275	8,953	33,228
Pension fund obligation	(b)	-	12,019	12,019
Deferred income taxes	(a); (c); (e); (f)	430,020	(99,508)	330,512
		776,654	(88,537)	688,117
Non-controlling interests	(d)	36,021	(36,021)	-
Equity
Share capital		2,814,679	-	2,814,679
Contributed surplus		22,967	-	22,967
Accumulated other comprehensive income	(bi)	998	(2,635)	(1,637)
Deficit		128,590	(3,369)	125,221
Total equity attributable to shareholders of the Company		2,967,234	(6,004)	2,961,230
Attributable to non-controlling interests	(d)	-	36,021	36,021
		2,967,234	30,017	2,997,251
		3,779,909	(94,541)	3,685,368

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Explanation of transition to IFRS (continued)

1.3

Balance Sheet (September 30, 2010)

		Canadian GAAP	Effect of transition	IFRS
			to IFRS
	Note	September 30, 2010
Assets
Current assets
Cash and cash equivalents		339,403	-	339,403
Restricted cash		52,221	-	52,221
Marketable securities		1,564	-	1,564
Accounts receivable and other		35,490	-	35,490
Inventories		130,257	-	130,257
Deferred income taxes	(aii)	2,703	(2,703)	-
		561,638	(2,703)	558,935
Inventories		40,280	-	40,280
Investment in significantly influenced company		5,130	-	5,130
Restricted assets and other		28,211	-	28,211
Property, plant and equipment	(a); (c); (f)	2,794,125	(101,205)	2,692,920
Goodwill		323,294	-	323,294
		3,752,678	(103,908)	3,648,770
LIABILITIES & EQUITY
Current liabilities
Accounts payables and accrued liabilities	(b); (e)	139,453	(6,337)	133,116
Current debt		89,909	-	89,909
Deferred income taxes	(aii)	2,313	(2,313)	-
		231,675	(8,650)	223,025
Debt		97,247	-	97,247
Asset retirement obligations	(c)	28,273	429	28,702
Pension fund obligation	(b)	-	8,814	8,814
Deferred income taxes	(a); (c); (e); (f)	442,131	(99,916)	342,215
		799,326	(99,323)	700,003
Non-controlling interests	(d)	36,808	(36,808)	-
Equity
Share capital		2,810,109	-	2,810,109
Contributed surplus		21,317	-	21,317
Accumulated other comprehensive income		465	-	465
Retained earnings		84,653	(4,585)	80,068
Total equity attributable to shareholders of the Company		2,916,544	(4,585)	2,911,959
Attributable to non-controlling interests	(d)	-	36,808	36,808
		2,953,352	32,223	2,948,767
Total liabilities and equity		3,752,678	(103,908)	3,648,770

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Explanation of transition to IFRS (continued)

1.4

Reconciliation of Total Comprehensive Income

Reconciliations between the Canadian GAAP and IFRS total comprehensive income for the three and nine months ended September 30, 2010 are provided below:

	Note	Three months ended	Nine months ended
		September 30, 2010	September 30, 2010

Comprehensive Income under Canadian GAAP		41,973	172,315
Profit adjustments
Reduction in pension expense	(bii)	443	952
Increase in depreciation of asset retirement obligation (net of tax)	(c)	(91)	(274)
Decrease in severance provision expense (net of tax)	(e)	75	225
Foreign exchange (loss) gain on reversal of deferred income tax	(a)	11,637	6,641
Tax adjustment to reflect foreign exchange difference	(aii)	8,803	6,178

Other comprehensive income adjustments
Recognition of actuarial gains/losses in other comprehensive income	(bi)	-	-
Total IFRS adjustments to comprehensive income		20,867	13,722
Comprehensive Income under IFRS		62,840	186,037

Explanatory Notes

a)

i)

Under IFRS, deferred income taxes are not recognized on an asset acquisition providing certain conditions are met,

whereas they are under Canadian GAAP. During 2008, Eldorado completed the acquisition of Frontier Pacific Corporation (“Frontier”) and accounted for this transaction as an asset acquisition. Accordingly, a deferred tax liability was recognized under Canadian GAAP. The reversal of the deferred income tax liability recognized on the acquisition of Frontier results in an adjustment to decrease property, plant and equipment by $51,440, decrease deferred income tax liabilities by $37,582 and increase deficit by $13,858 at January 1, 2010.

Further, during Q3 2010 Eldorado completed the acquisition of all of the issued and outstanding common shares of Brazauro that it had not already owned. This transaction was accounted for as an asset acquisition and a deferred income tax liability was recorded under Canadian GAAP. The reversal of the deferred income tax liability recognised under Canadian GAAP resulted in an adjustment to decrease property, plant and equipment by $47,682 and decrease deferred income tax liabilities by $49,441 as of September 30, 2010, and increase the foreign exchange gain recognized in the income statement during Q3 2010 and for the year ended December 31, 2010 by $1,759.

The reversal of these deferred income tax liabilities resulted in a reduced foreign exchange movement under IFRS compared to Canadian GAAP during Q4 2010 and the year ended December 31, 2010, resulting in an adjustment to further decrease deferred income tax liabilities by $1,685 as at December 31, 2010 and an increase in foreign exchange gain for the same amount for the three-month period ended December 31, 2010.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Explanation of transition to IFRS (continued)

ii)

Under Canadian GAAP, no future tax assets or liabilities are recognized for temporary differences associated with the cost of non-monetary assets and liabilities of subsidiaries where the tax basis is measured in a currency different from the functional currency. IFRS requires that deferred taxes be recognized in respect of these foreign exchange differences by translating the tax bases of the assets and liabilities at the period end rate and comparing to the accounting carrying value calculated at historical exchange rates.  Upon adoption of IFRS, this resulted in an adjustment to decrease property, plant and equipment by $1,864, decrease deferred income tax liability by $1,620 and increase the deficit by $244.

For the quarter ended September 30, 2010, this resulted in an adjustment to decrease the deferred income tax liability by $18,681 (YTD 2010 – $11,060), increase the foreign exchange gain by $9,878 (YTD 2010 – $4,882), and decrease deferred income tax expense by $8,803 (YTD 2010 – $6,178).

Further to the adjustment at January 1, 2010, for the year ended December 31, 2010 this resulted in an adjustment to decrease the deferred income tax liability by $11,297, increase foreign exchange gain by $8,779 and decrease deferred income tax expense by $2,518.

As required under IFRS, all deferred taxes are reclassified and presented as non-current in the balance sheet.

b)

i)

Under Canadian GAAP, Eldorado applied the corridor method of accounting for actuarial gains and losses.

Under this method, gains and losses are recognized only if they exceed specified thresholds. Under IFRS the Company has not used the corridor method, resulting in the carrying value of the net liability for pension fund obligations and deficit increasing by $2,020 to recognize cumulative net actuarial losses as at January 1, 2010 in accordance with the IFRS 1 exemption.

For the year ended December 31, 2010, actuarial losses of $2,635 were recognized within other comprehensive income. The recognition was recorded in Q4 2010.

ii)

Under IFRS, Eldorado expenses the cost of past service benefits awarded to employees under post employment benefit plans over the period in which the benefits are vested. Under Canadian GAAP, Eldorado expensed past service costs over the weighted average service life of active employees remaining in the plan. This adjustment increased benefit fund obligations and deficit by $2,665 as at January 1, 2010.

For the year ended December 31, 2010 this resulted in a decrease to the pension expense by $1,440, decrease in the foreign exchange gain by $403 and decrease to the pension liability by $1,037. The decrease in the pension expense for the quarter ended September 30, 2010 was $443 (YTD 2010 – $952), recorded in the income statement with a decrease to the pension liability for the same amount.

As required under IFRS, the pension liability is presented as a separate line item. Accordingly, these amounts have been reclassified in the financial statements.

c)

IFRS requires that asset retirement obligations are discounted using a current discount rate specific to the related liability or a risk-free interest rate if risks are incorporated into the related cash flows. Under Canadian GAAP, a credit adjusted risk-free rate was used. As a result, the asset retirement obligation recorded at January 1, 2010 has been re-measured using the risk-free discount rate in effect at that date, given that risks have been incorporated into the related cash flows, and an adjustment has been recorded to the corresponding asset. This resulted in an increase in property, plant and equipment of $370, an increase in asset retirement obligation of $429, a decrease in the deferred income tax liability of $11 and an increase in deficit of $48 at January 1, 2010. As a result of this, the accretion of the liability increased under IFRS.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Explanation of transition to IFRS (continued)

In addition to the adjustment at January 1, 2010, the Company revised the asset retirement obligation estimates at December 31, 2010, resulting in an adjustment to the asset retirement obligations and  property, plant and equipment. Under IFRS, the asset retirement obligation recorded at December 31, 2010 has been re-measured using the discount rate in effect at that date, and an adjustment has been recorded to the corresponding asset. This item resulted in an increase in property, plant and equipment of $6,996, an increase in asset retirement obligation of $8,524, and a decrease in the deferred income tax liability of $388, all as at December 31, 2010, and for the year ended December 31, 2010, an increase in asset retirement obligation costs of $1,163, an increase in depreciation of $365 and a decrease in deferred income tax expense of $297 related to the asset retirement obligation costs and $91 related to the depreciation.

For the quarter ended September 30, 2010, these adjustments decreased the property, plant and equipment by $91 (YTD 2010 – $274), and increased the depreciation expense by the same amount.

d)

Under IFRS, the non-controlling interests’ share of the net assets of subsidiaries is included in equity and their share of the comprehensive income of subsidiaries is allocated directly to equity. Under Canadian GAAP, non-controlling interests were presented as a separate item between liabilities and equity in the balance sheet and the non-controlling interests’ share of income and other comprehensive income were deducted in calculating net income and comprehensive income of the entity.

Non-controlling interest of $26,144 at January 1, 2010 has been reclassified to equity. Similar adjustments were made at September 30, 2010 ($36,808) and December 31, 2010 ($36,021).

e)

IFRS requires provisions to be recorded on a discounted basis (fair value), therefore the severance provision at January 1, 2010 in Turkey was reduced by $975, creating a deferred tax liability of $195 on transition. The offsetting entry for these adjustments was recorded against retained earnings. During the 2010 year the provision was decreased by $375 and the deferred tax liability increased by $75. The decrease has been accrued over the year on a straight-line method, with the offsetting entry recorded in the income statement.

For the quarter ended September 30, 2010, these adjustments decreased severance provision expense by $94 (YTD 2010 – $281), and the deferred tax liability increased by $19 (YTD 2010 – $56) with the offsetting entry recorded in the income statement.

f)

As part of the IFRS transition and the evaluation of components of property, plant and equipment, the Company recorded at January 1, 2010 a decrease of $315 to property, plant and equipment, a decrease of $63 to the deferred tax liability and an increase of deficit of $252.

14.

Subsequent events

(a) HSBC revolving credit facility

Subsequent to September 30, 2011, the Company entered into a $280.0 million revolving credit facility with HSBC and a syndicate of four other banks. The credit facility matures on October 12, 2015.  A pledge of the shares of SG Resources and Tuprag Metal SA, wholly owned subsidiaries of the Company, has been provided as security.

The new credit agreement contains standard covenants including limits on indebtedness, asset dispositions and acquisitions and liens.  Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to interest of 3:1.  The Company is in compliance with these covenants at September 30, 2011.

Loan interest is variable, set at the lesser of LIBOR plus an interest rate margin or Prime rate plus interest rate margin dependent on a leverage ratio pricing grid.  The Company’s current leverage ratio is less than 1:1.  At this ratio, interest charges and fees are as follows: LIBOR plus margin of 1.75%; Prime Rate plus margin of .75%; Undrawn standby fee of 0.40%.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Subsequent events (continued)

(b) Acquisition of interest in Glory Resources Limited (“Glory”)

On November 2, 2011 Eldorado entered into a binding subscription agreement with Glory whereby a wholly owned subsidiary of Eldorado will acquire a 19.9% interest in Glory for an estimated amount of AUS$ 12.5 million ($13,000) as part of Glory’s proposed capital raising to fund the acquisition of the high grade Sappes Gold Project (“Sappes”) in north-eastern Greece.   The subscription agreement is subject to a number of conditions precedent, including completion of the acquisition of Sappes by Glory Resources.